

Mail Stop 7010

February 23, 2007

Via U.S. mail and facsimile

Mr. Wilson Amaral de Oliveira
Chief Executive Officer
Gafisa, S.A.
Av. Nacoes Unidas No. 477, 9th Floor
Sao Paulo, SP, 05477-000
Federative Republic of Brazil

> **Re: Gafisa S.A.**
> **Registration Statement on Form F-1**
> **Filed February 22, 2007**

Dear Mr. Oliveira:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As previously requested, please submit your responses to the questions discussed in our call on February 20, 2007 on EDGAR. Please also submit all your prior correspondence on EDGAR as well.

Summary Financial and Operating Data, page 8

2. Please remove the "Gross operating revenue" line item under US GAAP results on page 9. This amount appears to represent real estate development and sales revenues and excludes construction and services revenues. Please also remove this line item from page 39 in the Selected Operating and Financial Data section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Business Segments, page 61

3. Please disclose the gross margin percentage by segment for each period presented. Please also revise your discussion of results by segment to explain changes in the gross margin percentage from period to period by segment. For example, the gross margin percentage for the Rio de Janeiro segment decreased from 30% in 2004 to 27% in 2005, and to 20% in 2006. Your discussion of this trend should enable a reader to understand the underlying causes of the decreasing margins.

4. Were you identify more than one factor contributing to a change between periods in net operating revenue, operating costs, gross profit or gross margin percentage, you should quantify each individual factor to the extent practicable.

                    *   *   *   *

        As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised submission and responses to our comments.

        You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

                                                Sincerely,

                                                Jennifer Hardy
                                                Legal Branch Chief

cc: Mr. Manuel Garciadiaz
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017

Ms. Sara Hanks
Clifford Chance USA LLP
31 West 52nd Street
New York, NY 10019